

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Shin Hwang
Chief Executive Officer
Labwire Inc
6015 N 43rd Ave
Phoenix, AZ 85019

> **Re: Labwire Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 18, 2023**
> **File No. 024-12230**

Dear Shin Hwang:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed May 18, 2023

Description of Business

1. We note your amended disclosure in response to comment 1. Please elaborate on the business of Cessil. For example, please consider quantifying the number of products sold and the number of leased stores in the Phoenix metropolitan area. Additionally, describe your relationship with manufacturers and wholesalers and explain how such relationships have minimized your cost structure. With respect to the Share Exchange Agreement, please revise your disclosure to include all material terms of the agreement, including the date of the agreement, date of closing, and the role of Jong Jin Chung in the post-acquisition company.

Subsequent Material Events

2.   We note your revised disclosure in response to comment 2. Please revise this section to discuss the results of operations of Cessil for the year ended December 31, 2022 and how such results may impact any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

        Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jeff Turner